FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2004

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: February 15, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: February 15, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: February 15, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustees Limited and Granite Finance Funding Limited Period 1 December 2004 - 31 December 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              245,812

Current Balance - Trust Mortgage Assets                 (pound)20,841,117,274

Current Balance - Trust Cash and other Assets           (pound)1,293,471,868

Last Months Closing Trust Assets                        (pound)21,530,432,938

Funding share                                           (pound)20,700,558,170

Funding Share Percentage                                       93.52%

Seller Share*                                            (pound)1,434,030,972

Seller Share Percentage                                        6.48%

Minimum Seller Share (Amount)*                           (pound)1,243,845,031

Minimum Seller Share (% of Total)                              5.62%

Excess Spread last quarter annualised (% of Total)             0.46%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans


---------------------------------------------------------------------------------------------
                        Number     Principal (pound)     Arrears (pound)     By Principal (%)

< 1 Month              242,117      20,529,753,382              0                98.51%

> = 1 < 3 Months        2,939        253,662,919           2,120,858              1.22%

> = 3 < 6 Months         622         47,633,768            1,173,119              0.23%

> = 6 < 9 Months         123         9,096,391              411,939               0.04%

> = 9 < 12 Months         11          970,814                51,791               0.00%

> = 12 Months             0              0                     0                  0.00%

Total                  245,812     20,841,117,274          3,757,707             100.00%
---------------------------------------------------------------------------------------------

Properties in Possession


---------------------------------------------------------------------------------------------------
                                      Number           Principal (pound)          Arrears (pound)

Total (since inception)                255                16,040,377                  805,048
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Properties in Possession                                                                56

Number Brought Forward                                                                  44

Repossessed (Current Month)                                                             12

Sold (since inception)                                                                  199

Sold (current month)                                                                    43

Sale Price / Last Loan Valuation                                                       1.06

Average Time from Possession to Sale (days)                                            133

Average Arrears at Sale                                                            (pound)2,873

Average Principal Loss (Since inception)*                                           (pound)105

Average Principal Loss (current month)**                                             (pound)0

MIG Claims Submitted                                                                     6

MIG Claims Outstanding                                                                   0

Average Time from Claim to Payment                                                      41
---------------------------------------------------------------------------------------------------

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

------------------------------------------------------------------------------------------------------
                                                       Number                     Principal (pound)

Substituted this period                                4,581                     (pound)499,993,930

Substituted to date (since 26 March 2001)            482,636                    (pound)41,332,593,522
------------------------------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------------------------------
                                                      Monthly                        Annualised

Current Month CPR Rate                                 5.68%                          50.35%

Previous Month CPR Rate                                6.95%                          57.89%
------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
Weighted Average Seasoning (by va1ue) Months                                          26.81

Weighted Average Remaining Term (by value) Years                                      20.03

Average Loan Size                                                                 (pound)84,785

Weighted Average LTV (by value)                                                       73.48%

Weighted Average Indexed LTV (by value)                                               60.37%

Non Verified (by value)                                                               35.81%
------------------------------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------------------------------
Fixed Rate (by balance)                                                              47.87%

Together (by balance)                                                                23.95%

Capped (by balance)                                                                   0.96%

Variable (by balance)                                                                23.93%

Tracker (by balance)                                                                  3.29%

Total                                                                               100.0%
------------------------------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------------
                        Number       % of Total      Value (pound)       % of Total

East Anglia              4,978          2.03%         423,074,681           2.03%

East Midlands           17,533          7.13%        1,329,663,282          6.38%

Greater London          29,970         12.19%        4,157,802,896         19.95%

North                   29,133         11.85%        1,631,859,483          7.83%

North West              33,386         13.58%        2,263,345,336         10.86%

Scotland                26,205         10.66%        1,633,943,594          7.84%

South East              36,462         14.83%        4,232,830,918         20.31%

South West              15,905          6.47%        1,504,728,667          7.22%

Wales                   10,152          4.13%         683,588,647           3.28%

West Midlands           16,090          6.55%        1,279,644,601          6.14%

Yorkshire               25,998         10.58%        1,700,635,170          8.16%

Total                  245,812           100%       20,841,117,274          100%
------------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------------
                                      Number         Value (pound)      % of Total

0% < 25%                              10,042          391,813,005          1.88%

> = 25% < 50%                         33,610         2,469,672,397        11.85%

> = 50% < 60%                         20,935         1,894,457,560         9.09%

> = 60% < 65%                         11,197         1,052,476,422         5.05%

> = 65% < 70%                         13,387         1,279,644,601         6.14%

> = 70% < 75%                         18,064         1,688,130,499         8.10%

> = 75% < 80%                         18,712         2,000,747,258         9.60%

> = 80% < 85%                         29,755         2,992,784,441        14.36%

> = 85% < 90%                         31,012         2,638,485,447        12.66%

> = 90% < 95%                         46,721         3,505,475,925        16.82%

> = 95% < 100%                        12,099          910,756,825          4.37%

> = 100%                               278             16,672,894          0.08%

Total                                245,812        20,841,117,274        100.0%
------------------------------------------------------------------------------------

Repayment Method

------------------------------------------------------------------------------------

                                      Number         Value (pound)      % of Total

Endowment                             25,497         1,913,214,566         9.18%

Interest Only                         34,061         4,685,083,163        22.48%

Pension Policy                         608            62,523,352           0.30%

Personal Equity Plan                  1,141           85,448,581           0.41%

Repayment                             184,505       14,094,847,612        67.63%

Total                                 245,812       20,841,117,274       100.00%
------------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------------
                                      Number         Value (pound)      % of Total

Full Time                             214,611       17,162,660,075         82.35%

Part Time                              3,207         191,738,279            0.92%

Retired                                 483          16,672,894             0.08%

Self Employed                         24,785        3,340,831,099          16.03%

Other                                  2,726         129,214,927            0.62%

Total                                 245,812       20,841,117,274        100.00%
------------------------------------------------------------------------------------

------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                      6.84%

Effective Date of Change                         1 September 2004
------------------------------------------------------------------------------------


Notes    Granite Mortgages 04-3 plc

---------------------------------------------------------------------------------------------------
                   Outstanding               Rating           Reference Rate        Margin
                                         Moodys/S&P/Fitch

Series 1

A1                $600,034,693             Aaa/AAA/AAA            2.57%              0.06%

A2             (euro)494,000,000           Aaa/AAA/AAA            2.25%              0.07%

A3               $1,248,100,000            Aaa/AAA/AAA            2.61%              0.10%

B                  $59,200,000              Aa3/AA/AA             2.67%              0.16%

M                  $31,400,000               A2/A/A               2.78%              0.27%

C                  $62,700,000            Baa2/BBB/BBB            3.10%              0.59%

Series 2

A1                $713,700,000            Aaa/AAA/AAA             2.65%              0.14%

A2             (euro)800,150,000          Aaa/AAA/AAA             2.32%              0.14%

B               (euro)74,400,000           Aa3/AA/AA              2.46%              0.28%

M               (euro)57,900,000            A2/A/A                2.55%              0.37%

C              (euro)139,050,000         Baa2/BBB/BBB             2.98%              0.80%

Series 3

A1            (pound)411,250,000          Aaa/AAA/AAA             5.06%              0.18%

A2            (pound)600,000,000          Aaa/AAA/AAA             5.515%       Fixed until 09/2011

B              (pound)54,350,000           Aa3/AA/AA              5.23%              0.35%

M              (pound)42,250,000            A2/A/A                5.33%              0.45%

C              (pound)99,450,000         Baa2/BBB/BBB             5.76%              0.88%
---------------------------------------------------------------------------------------------------

Credit Enhancement

---------------------------------------------------------------------------------------------------
                                                                             % of Notes Outstanding

Class B and M Notes ((pound) Equivalent)                 (pound)593,051,601          15.66%

Class C Notes ((pound) Equivalent)                       (pound)229,275,589           6.05%

---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
                                                                               % of Funding Share

Class B and M Notes ((pound) Equivalent)                 (pound)593,051,601            2.86%

Class C Notes ((pound) Equivalent)                       (pound)229,275,589            1.11%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement          (pound)48,000,000             0.23%

Balance Brought Forward                                  (pound)41,000,000             0.20%

Drawings this Period                                         (pound)0                  0.00%

Excess Spread this Period                                (pound)6,307,048              0.03%

Funding Reserve Fund Top-up this Period*                  (pound)692,952               0.00%

Current Balance                                          (pound)48,000,000             0.23%
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Funding Reserve Balance                                  (pound)30,537,349             0.15%

Funding Reserve %                                               1.0%                    NA
---------------------------------------------------------------------------------------------------

*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.